SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 19, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on June 19, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 19 June 2013

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

ING announces cash tender offers for Government Guaranteed Notes

ING announced today an offer (the Offer) to the holders the Government Guaranteed Notes (the Notes) listed in the table below to tender any and all of the outstanding Notes with a total principal amount outstanding of USD 2.25 billion. In addition to the tender offers in the United States, one invitation to a cash tender offer is being conducted in Europe with a total principal amount outstanding of EUR 4.0 billion.

The purpose of the Offer is to further optimize ING Bank’s liability profile while reducing the amount of debt securities outstanding guaranteed by the Dutch State. Based on ING Bank’s strong liquidity position and funding profile, and given the annual guarantee fee of 84 basis points on the Notes payable to the Dutch State and the short remaining tenor of the Notes, ING Bank is seeking to retire all or a portion of the Notes.

TARGETED SECURITIES

ISINs	CUSIP Number	Title of Security	Maturity Date	Principal Amount Outstanding
US45324QAC06 (Rule 144A) / USN31288AC28 (Regulation S)	45324QAC0 (Rule 144A) / N31288AC2 (Regulation S)	U.S.$2,250,000,000 3.90% Fixed Rate Notes due March 19, 2014 issued by ING Bank N.V. and guaranteed by the State of The Netherlands	March 19, 2014	U.S.$2,250,000,000

ING Bank will pay a purchase price and accrued interest for purchased Notes at yields flat to the US government bond curve, in a manner and at a time and date as described in the Offer to Purchase.

In order to participate holders must validly tender Notes by submitting a valid tender instruction that is received by the Tender Agent before 5:00 PM New York time on 28 June 2013. The Offer to Purchase provides details on submitting a tender instruction.

ING Bank intends to fund the purchase price and pay accrued interest on all Notes purchased pursuant to the Offer with available cash. ING will announce the results of the Offer on or about 1 July 2013. The result of the Offer, including the unwinding of associated hedging positions, is not expected to have a material impact on ING Bank’s results.

FURTHER INFORMATION

The Offer is being made subject to the terms and conditions set out in the Offer to Purchase dated 19 June 2013.

ING Financial Markets LLC and J.P. Morgan Securities LLC are acting as Joint Dealer Managers and D.F. King &Co., Inc. is acting as Tender and Information Agent.

Requests for information regarding the Offer should be directed to the Joint Dealer Managers:

ING

(In the United States): ING Financial Markets LLC, 1325 Avenue of the Americas, New York, New York 10019; Collect: +1 646 424 6105.

(Outside the United States):ING Bank N.V., Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands.

J.P. Morgan

(In the United States):

J.P. Morgan Securities LLC, 383 Madison Avenue; 3rd Floor, New York, New York 10179;

Toll Free: +1 866 834 4666, Collect: +1 212 834 4394; Attention: Liability Management Group.

(Outside the United States): J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London E14 5JP,

United Kingdom.

Any questions regarding procedures for tendering Notes or requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent:

D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005

Attention: Elton Bagley

Banks and Brokers Call: +1 212 269 5550; Toll Free: +1 800 735 3591

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 5766396
Frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 19, 2013